Exhibit 6.15

YouNow Props Services Agreement

This YouNow Props Services Agreement (this “Agreement”) is entered into as of the date of the last signature below (the “Effective Date”) by and between YouNow, Inc., a Delaware company (collectively with its affiliates, “PropCo”), and YouNow Media, LLC, a Delaware limited liability company (“AppCo”). The parties agree as follows:

1. Background.

1.1 PropCo is the issuer of digital assets known as “Props Tokens” and the creator of a network infrastructure for consumer apps that incorporate functionality for Props Tokens, which is based in part on a blockchain technology (collectively, the “Props Network”).

1.2 AppCo is the owner of the YouNow App (the “App”), the consumer-facing digital media app owned and operated by AppCo and designed to give functionality and benefits to users holding Props Tokens.

1.3 As described in the Offering Circular (as defined below), PropCo makes daily allocations of Props Tokens available to AppCo (“Daily Token Allocations”) based, in part, on usage of the App by consumer users of the App (“App Users”), and upon delivery of the Daily Token Allocations to AppCo, AppCo may either (a) deliver a portion of the Daily Token Allocations to the App Users as rewards for their participation on the Props Network (such Props Tokens, the “User Props Tokens”) (as set forth in the Props Guidelines (as defined below)) pursuant to this Agreement or (b) keep some or all of the Daily Token Allocations as rewards for the operation of the App (such Props Tokens, the “App Props Tokens”).

2. Definitions.

2.1 “Developer Materials” means any documentation, sample code, software development kits, and similar materials that PropCo may provide to AppCo in connection with the Platform or its Services. Developer Materials shall include, but are not limited to, a software development kit (“Props SDK”) designed to facilitate the integration of Props Tokens and the Platform into apps.

2.2 “Governmental Authority” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self-regulatory authority, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

2.3 “Offering Circular” means the offering circular (or the offering circular portion of the offering statement, as applicable) filed or to be filed by PropCo with the United States Securities and Exchange Commission (“SEC”) in connection with the Integration, as such Offering Circular may be supplemented or amended from time to time.

2.4 “Platform” means PropCo’s blockchain-based infrastructure that supports the apps that have enabled functionality for Props Tokens by measuring usage data and rewards. For the avoidance of doubt, the Platform is part of and incorporated into the Props Network.

2.5 “Protocol Rewards Engine” means the blockchain based software program that distributes cryptographic tokens (“Props Tokens”) as rewards, based on the results of a proprietary algorithm.

2.6 “User Information” means (i) information that personally identifies Users, including, without limitation, names, mailing addresses, email addresses, telephone numbers, and account numbers, and (ii) information relating to a particular User’s use of the App, including, without limitation, usage history, User settings, and passwords.

2.7 “Props Guidelines” means procedures previously developed and applied by PropCo in the operation of the App, and described in detail in the Offering Circular, and to continue to be used by AppCo in its operation of the App, that cover how and when App Users will receive User Props Tokens with respect to their activities on the App.

3. Implementation and Other Services.

3.1 Developer Materials. PropCo has provided AppCo with certain Developer Materials. From time to time as PropCo modifies the Developer Materials or develops additional Developer Materials, PropCo may provide those materials to AppCo at PropCo’s discretion or upon AppCo’s reasonable request.

3.2 App Integration. AppCo shall use commercially reasonable efforts to maintain the integration of the Props Tokens, Props SDK, and the Platform into the App (the “Integration”) in accordance with the terms of the Statement of Work set forth in Exhibit A (“SOW”). AppCo acknowledges and agrees that, because of the Integration of the App into the Platform, AppCo will be required to share daily active App Users’ data. This data will be shared on a basis that maintains the anonymity of the data of App Users. Upon PropCo’s reasonable request, AppCo shall provide the terms of use that govern Props functionality in the App to PropCo for PropCo’s review and comment. AppCo shall use reasonable efforts to incorporate or implement such comments or revisions into such terms of use.

3.3 Statements of Work. The SOW shall include a description of the deliverables to be provided by each party and such other terms and conditions as the parties may wish to include (“Services”).

3.4 Conflicts. In the event of a conflict between any provision of a SOW and this Agreement, this Agreement shall control, except to the extent that the SOW expressly refers to and overrides specific provisions of this Agreement.

4. Platform and Developer Materials.

4.1 Props SDK License. Subject to the terms and conditions of this Agreement, PropCo hereby grants AppCo a limited, non-exclusive, non-sublicensable and non-transferable license during the Term: (i) to access and use the Props SDK in accordance with the Developer Materials, and (ii) to use the Developer Materials, in each case, for the sole purposes of developing, improving, and testing the App as Integrated.

4.2 Authorized Users. AppCo’s employees, independent contractors, and other agents may have access to the Platform and/or Developer Materials on behalf of AppCo as necessary to maintain the Integration of the App (“Authorized Users”) after the date of this Agreement. AppCo shall be liable for any breach of this Agreement by an Authorized User after the date of this Agreement. AppCo shall immediately notify PropCo in the event that AppCo becomes aware of any violation of the terms of this Agreement by any Authorized User.

4.3 Restrictions. AppCo and its Authorized Users must not, and must not permit or enable any third party to, (i) copy, modify, de-compile, reverse engineer, or otherwise attempt to derive the source code, algorithms, or architecture underlying or related to the Platform; (ii) access or use the Platform for the purpose of designing, modifying, or otherwise creating any environment, program, or infrastructure, or any portion thereof, which competes with the Platform; (iii) use the Platform to violate any law or regulation, (iv) share login information or API (Application Programming Interface) tokens with any third party, or otherwise use the Platform in a service bureau or any other manner to provide services for a third party; (v) sell, resell, license, sublicense, distribute, rent, or lease the Platform or Developer Materials without PropCo’s permission; (vi) disable, hack, disrupt, damage, interfere with, or otherwise access in an unauthorized manner the Platform or any technology or service of PropCo or any third party; (vii) violate, tamper with, or circumvent the security of any computer network, software, passwords, encryption keys, API tokens, or other technological protection measures of PropCo; or (viii) remove, obscure, or alter any copyright notice, trademarks, logos, trade names, or other proprietary rights notices contained within the Platform or the Developer Materials.

4.4 Support and Updates. PropCo will provide AppCo with reasonable support regarding use of the Platform and Developer Materials during the Term, which shall include email, phone call, and meetings as needed.

4.5 Third Party Services. PropCo may provide tools through the Developer Materials that enable AppCo to import or export information to or from third party services, which AppCo may make part of the Integration at its option. AppCo understands and acknowledges that, by using one of these tools, AppCo may be required to transfer certain applicable information to the applicable third party service in order for the tool to function.

5. Props Token Distributions.

5.1 Delivery of Daily Token Allocations. PropCo will deliver Daily Token Allocations to AppCo pursuant to and under the terms and conditions described in the Offering Circular.

5.2. Integration of Props Guidelines. AppCo will continue to (i) operate the App in accordance with the Props Guidelines (the procedures governing the functionality of the App, when operated in accordance with the Props Guidelines, are referred to as the “Guidelines”); (ii) maintain clear, prominent, and dedicated messaging within the App to communicate the Guidelines to App Users, including (A) how App Users can earn User Props Tokens in the App, (B) how App Users can use User Props Tokens in the App, and (C) how App Users can claim User Props Tokens to an external wallet linked to the App; and (iii) use commercially reasonable efforts to ensure that the Guidelines, if modified, meaningfully reward App Users for their activities in the App.

5.3 Changes to Props Guidelines and Integration. PropCo confirms that the Props Guidelines are included with the Offering Circular filed on the Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). AppCo will not materially change the Guidelines (any such change, a “Guidelines Change”) unless (i) AppCo has delivered written notice to PropCo that completely and accurately, in all material respects, describes the Guidelines Change and (ii) the Applicable Waiting Period (as defined below) has expired. If legal counsel to PropCo determines, in its sole discretion, acting in good faith, that the Guidelines Change reflects facts or events which, individually or in the aggregate, do not represent a fundamental change in the information previously provided by the AppCo or the information in the qualified offering statement filed by PropCo in connection with its offering of Props Tokens under Regulation A (a “Fundamental Change”), then PropCo shall promptly file a supplement to the offering statement that contains information reflecting the Guidelines Change on EDGAR and the Applicable Waiting Period shall mean the period ending on the date the supplement is filed on EDGAR. If legal counsel to PropCo determines, in its sole discretion, acting in good faith, that the change reflects a Fundamental Change, then PropCo (i) may, in its sole discretion, acting in good faith, reject the change, in which case AppCo shall not make the change, or (ii) shall file an amendment to the offering statement that contains information reflecting the Guidelines Change on EDGAR and the “Applicable Waiting Period” shall mean the length of time ending upon the qualification by the SEC of the amendment. AppCo will provide prompt notice if any information provided to PropCo, including any information provided pursuant to this Section 5.3 or Section 5.7 (Quarterly Delivery of Information), becomes untrue, incorrect, incomplete, or misleading.

5.4 Delivery of User Props Tokens to App Users. AppCo will continue to deliver the portion of the Daily Token Allocation Tokens that are User Props Tokens received from PropCo to individual App Users in accordance with the Guidelines within seven days of receipt from PropCo (the “Initial Delivery Deadline”), subject to the terms and conditions described in Sections 5.5 (AML/KYC/OFAC) and 8.5.2 of this Agreement. In the event that an individual App User has not satisfactorily completed the AML/KYC/OFAC Checks (as defined in Section 5.5) by the Initial Delivery Deadline or has not “claimed” the Props Tokens as described in the Offering Circular, the Initial Delivery Deadline will be extended until the later of (i) such time that the App User has satisfactorily completed the AML/KYC/OFAC Checks and claimed the Props Tokens as described in the Offering Circular or (ii) AppCo determines to cancel the pending reward of Props Tokens to the App User (an “AppCo Cancellation”), which in no event (except if the AppCo suspects that end user fraud was involved) shall occur earlier than one hundred and twenty (120) days after the date that AppCo determined that the App User may be entitled to an award. If an award is cancelled as a result of an AppCo Cancellation, then AppCo will reallocate the User Props Tokens that such App User would have received in accordance with the Guidelines.

5.5 AML/KYC/OFAC Checks and Tax Information. AppCo will continue to obtain (a) information for purposes of satisfying anti-money laundering (“AML”), know your client (“KYC”), and Office of Foreign Assets Control (“OFAC”) checks and verifications of App Users receiving the User Props Tokens (collectively, the “AML/KYC/OFAC Checks”), in each case as described on Exhibit B, and (b) all tax documentation reasonably requested by PropCo from AppCo Users receiving the User Props Tokens, as described on Exhibit C. AppCo will continue to not deliver any User Props Tokens to AppCo Users who have not satisfied AML, KYC, and OFAC checks and verifications, or other requirements necessary to comply with applicable laws that are reasonably imposed by PropCo on AppCo Users as a condition of their receipt of User Props Tokens.

5.6 Delivery of Offering Circular. AppCo will continue to (a) obtain consent from AppCo Users to receive information (including, without limitation, any information that is required to deliver to AppCo Users pursuant to applicable securities laws) from PropCo regarding PropCo, the Props Tokens, or the Props Network via PropCo’s websites or other electronic delivery and (b) make available to AppCo Users prior to or contemporaneously with any “offer” of User Props Tokens as defined in Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), the most recently filed Offering Circular filed by PropCo in connection with its offering of Props Tokens under Regulation A.

5.7 Quarterly Delivery of Information. AppCo will provide to PropCo, by the fifth business day following the end of each fiscal quarter ended after the date of this Agreement, information including (i) the total number of User Props Tokens that were distributed to App Users during the previous fiscal quarter, (ii) the total number of Pending Props (as defined in the Offering Statement) that App Developer recorded for App Users during the previous fiscal quarter. And (iii) the percentage of all Daily Token Allocations received by AppCo during the previous fiscal quarter that were distributed as User Props Tokens. AppCo acknowledges and agrees that PropCo may publicly report this information.

6. Marketing, Promotion, and Trademarks.

6.1 Marketing and Promotion. To the extent AppCo develops marketing or promotional content or materials for the Props Tokens, PropCo shall have the right to review such materials and if, based on a reasonable determination by PropCo that such materials impose regulatory burdens on PropCo or the Platform, PropCo may ask AppCo to edit or adjust such materials and AppCo will not unreasonably refuse to make such edit or adjustment.

6.2 Props Trademarks. Subject to the provisions of this Section 6.2, during the Term, AppCo shall have the right to advertise, use, and display to the public and App Users that the App is integrated into the Props Network and that the Props Tokens are integrated into the App, and to advertise the App as incorporated into the Props Network under the trademarks, marks, and trade names of Props set forth in Exhibit D, as same may be amended in writing by PropCo from time to time (“Props Trademarks”). The form, circumstances, and context of all use of the Props Trademarks by AppCo shall be subject to Company’s branding and trademark guidelines made available on www.propsproject.com; any use that is inconsistent with such branding and trademark guidelines shall be subject to PropCo’s express prior written consent, which consent may not be unreasonably withheld, conditioned, or delayed. AppCo agrees to continue to display the Props Trademarks in connection with the Props Tokens in the App.

6.3 AppCo Trademarks. Subject to the provisions of this Section 6.3, during the Term, PropCo shall have the right to advertise, use, and display to the public that the App is integrated into the Props Network and that the Props Tokens are integrated into the App, and to advertise the App as incorporated into the Props Network, and to use those AppCo trademarks, marks, and trade names set forth in Exhibit E, as same may be amended in writing by AppCo from time to time (“AppCo Trademarks”). The form, circumstances, and context of all use of the AppCo Trademarks by PropCo shall be subject to AppCo’s express prior written consent, which consent may not be unreasonably withheld, conditioned, or delayed.

6.4 Trademark Use. Neither party shall alter any of the other party’s trademarks. Except as set forth in this Section 6, nothing contained in this Agreement shall grant or shall be deemed to grant to either party any right, title, or interest in or to the other party’s trademarks. All benefits and goodwill resulting from the use of a party’s trademarks hereunder will inure solely to that party. AppCo shall obtain no rights with respect to any Props Trademarks and PropCo shall obtain no rights with respect to any of AppCo Trademarks, each except as expressly set forth herein. At no time during or after the Term shall either party challenge or assist others to challenge the other party’s trademarks or the registration thereof or attempt to register any trademarks, marks, or trade names confusingly similar to those of the other party. Upon termination of this Agreement, each party shall immediately cease to use all the other party’s trademarks.

6.5 Press Release. Neither party may make a press announcement relating to this Agreement (whether oral or written) without the other party’s prior consent.

7. Proprietary Rights; Licenses.

7.1 Platform; Developer Materials. PropCo shall own and hereby retains all right, title, and interest in and to the Props Network, the Platform, and all Developer Materials, including all modifications, improvements, upgrades, and derivative works related thereto and all intellectual property rights therein and thereto. To the extent AppCo obtains any ownership in the Platform, the Props Network, or Developer Materials, including modifications, improvements, upgrades, or derivative works, AppCo hereby assigns such right, title, and interest to PropCo.

7.2 Ownership of Deliverables and Work Product. Unless otherwise specified in the applicable SOW, PropCo shall retain all right, title, and interest in and to any (i) deliverables provided to AppCo under an SOW (“Deliverables”) and (ii) work product, technology, and inventions developed under an SOW (“Work Product”), including all intellectual property rights therein and thereto. Unless otherwise specified in the applicable SOW, PropCo hereby grants to AppCo a non-exclusive, royalty-free, non-sublicensable, non- transferable license to use any Deliverables and Work Product solely in connection with AppCo’s authorized use of the Platform and Developer Materials under this Agreement.

7.3 Prior IP. Each party retains all right, title and interest (including all IP Rights) in and to its Prior IP. “Prior IP” consists of each party’s concepts, data, designs, developments, documentation, drawings, hardware, improvements, information, inventions, processes, software, techniques, technology, tools, and any other intellectual property, and any third party licenses or other rights to use any of the foregoing, that (a) exist prior to the Effective Date; or (b) are developed entirely independently by a party, at any time, without any use, knowledge of, or reference to, the other party’s Confidential Information (as defined below) or other information obtained in connection with this Agreement, and do not constitute Work Product.

7.4 Aggregated Data. As between the parties, (i) AppCo solely owns the User Information and information that relates to AppCo’s use of the App, and (ii) PropCo solely owns the aggregated and statistical data derived from the operation of the Platform, including, without limitation, the daily active Props Tokens holder data, Props and Pending Props (as defined in the Offering Circular) issued to Users, and the performance results for the Platform (the “Aggregated Data”). Nothing herein shall be construed as prohibiting PropCo from utilizing the Aggregated Data for purposes of operating PropCo’s business. Notwithstanding the foregoing, PropCo will not disclose to any third party any Aggregated Data that reveals the identity or confidential information, whether directly or indirectly, of any App User or AppCo. PropCo hereby grants to AppCo a non-exclusive, royalty-free, worldwide, and irrevocable license to access and use all Aggregated Data that incorporates or was derived in whole or in part from the use or analysis of User Information (collectively, the “User-Related Aggregated Data”).

7.5 Feedback. The parties have no obligation to provide feedback or suggestions. AppCo shall have, and PropCo hereby grants, a non-exclusive, royalty-free, worldwide, transferable, sub-licensable, irrevocable, and perpetual license to use or incorporate into the App any feedback or suggestions provided to AppCo. PropCo shall have, and AppCo hereby grants, a non-exclusive, royalty-free, worldwide, transferable, sub-licensable, irrevocable and perpetual license to use or incorporate into the Platform or PropCo’s business any feedback or suggestions provided to PropCo.

7.6 Confidentiality.

7.6.1 Obligations With Respect to Confidential Information. Confidential Information (as defined in Section 7.6.2) disclosed by one party (the “Disclosing Party”) to the other party (the “Receiving Party”) shall be owned by and remain, as between the Disclosing Party and the Receiving Party, the sole property of the Disclosing Party. Each party agrees to preserve the confidential nature of the other party’s Confidential Information by retaining and using the Confidential Information in trust and confidence, solely for its internal use, and by using the same degree of protection that such party uses to protect its own similar proprietary and confidential information, but in no event less than reasonable care. Each Receiving Party shall not reveal or otherwise use the Disclosing Party’s Confidential Information, except: (a) the Receiving Party may use such Confidential Information to the extent necessary to perform its obligations under this Agreement or to the extent permitted by the other provisions of this Agreement; (b) the Receiving Party may disclose such Confidential Information to the extent reasonably believed to be necessary to comply with applicable law or the valid order of a court of competent jurisdiction or in connection with any arbitration proceeding, or to enforce its rights against the other via any such court or arbitration proceeding; provided that in any such event the Receiving Party shall so notify the Disclosing Party as promptly as practicable (and, if possible, prior to making any such disclosure) and the Receiving Party, at the Disclosing Party’s request and cost, shall seek confidential treatment of such information and cooperate with the Disclosing Party’s efforts (if any) to do the same; and (c) the Receiving Party may disclose such Confidential Information to its affiliates and to its and their directors, officers, employees, legal and financial advisors and auditors, provided that such affiliates, directors, officers, employees, legal and financial advisors and auditors agree to be bound by the provisions of this Section 7.6.1 (or are bound by confidentiality obligations on substantially similar terms or, in the case of attorneys or accountants, have a similar professional ethical duty) with respect to such Confidential Information and that the Receiving Party will remain liable for any breach by any such third party of these provisions and for any damages caused thereby. Both parties understand and agree that money damages shall not be a sufficient remedy for any breach of this Section 7.6.1 by the Receiving Party and that the Disclosing Party shall be entitled to seek equitable relief as a remedy for any such breach. The obligations in this Section 7.6.1, are in addition to, and supplement, each party’s obligations of confidentiality under any nondisclosure or other agreements between the parties containing nondisclosure obligations.

7.6.2 Definition of Confidential Information. For purposes of this Agreement, “Confidential Information” means information disclosed by a Disclosing Party in connection with this Agreement that is confidential to the Disclosing Party, regardless of whether such information is identified as confidential or not. “Confidential Information” of a Disclosing Party does not include information that: (i) the Receiving Party can demonstrate it rightfully possessed without obligation of confidentiality; (ii) the Receiving Party develops independently without use of any of the Disclosing Party’s Confidential Information, as established by documentary evidence; (iii) was or becomes available to the Receiving Party from a source other than the Disclosing Party or its advisors, or any affiliates or representatives thereof, provided that the Receiving Party has a reasonable basis for concluding that such information was not made available in violation of a confidentiality agreement with the Disclosing Party; or (iv) is or becomes publicly available without breach of this Agreement.

For avoidance of doubt, AppCo acknowledges that the Platform, Developer Materials, and Aggregated Data constitute Confidential Information and trade secrets of PropCo. For avoidance of doubt, PropCo acknowledges that User Information constitutes Confidential Information and trade secrets of AppCo.

7.7 No Implied Rights. Except for the express rights granted herein, PropCo does not grant any other licenses or ownership rights to AppCo, whether express or implied, including to any PropCo software, technology, know-how, inventions, services, or intellectual property.

8. Representations, Warranties, and Covenants.

8.1 Validity and Enforceability. Each party represents and warrants that: (i) it is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation; (ii) it has, and shall have, all rights and authority required to enter into, and to perform its obligations under, this Agreement; (iii) this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms; and (iv) the execution and delivery of this Agreement and all other instruments and documents required to be executed pursuant hereto, and the consummation of the transactions contemplated hereby, do not and shall not (a) conflict with or result in a breach of any provision of its organizational documents, or (b) result in a breach of any agreement to which it is a party.

8.2 AppCo Materials. AppCo represents and warrants that (i) any materials and other information provided to PropCo after the date of this Agreement by AppCo in connection with this Agreement do not and will not during the Term of this Agreement infringe the copyright, trade secret, patent, trademark, privacy, publicity, or other intellectual property or other rights of any third party and (ii) AppCo has obtained adequate consent to authorize any transfer of such information that AppCo has received from third parties.

8.3 PropCo Materials. PropCo represents and warrants that the Platform, Protocol Rewards Engine, and Developer Materials, and use of the foregoing by AppCo, its authorized employees, and Users in accordance with the terms of this Agreement do not and will not infringe or misappropriate the copyright, trade secret, patent, trademark, privacy, or other intellectual property rights of any third party. PropCo represents and warrants that it has obtained all rights and consents necessary to authorize use of the Platform, Protocol Rewards Engine, and Developer Materials by AppCo, its authorized employees, and App Users in accordance with the terms of this Agreement.

8.4 Props Guidelines. AppCo represents and warrants (i) if AppCo makes any changes to the Props Guidelines after the date of this Agreement, the Props Guidelines will accurately and completely, in all material respects, describe (a) AppCo’s method for determining which App Users will receive the User Props Tokens and in what amounts and (b) any restrictions or limitations on an App User’s ability to receive User Props Tokens imposed by AppCo, and (iii) all information provided by AppCo to PropCo after the date of this Agreement, including information provided to PropCo pursuant to this Section 8.4, is and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

8.5 Regulatory.

8.5.1 AppCo acknowledges and agrees that PropCo’s performance of its obligations under this Agreement may be subject to and contingent on the resolution of any regulatory considerations relating to such obligations. Neither PropCo nor AppCo shall be liable or responsible to the other, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any terms of this Agreement, when and to the extent such failure or delay is caused by or results from the application of any law or regulation, a change in any law or regulation or any action by any Governmental Authority, based on a reasonable determination by PropCo or AppCo, respectively, that any such law or regulation applies. Further, PropCo and AppCo will work in good faith to address any such regulatory considerations, as well as execute their respective obligations under this Agreement, in a manner that minimizes the regulatory burdens on and expenses of the operation of the Platform and the App.

8.5.2 AppCo represents and warrants to PropCo that (a) it understands that it may be deemed to be acting as an underwriter as that term is defined in Section 2(a)(11) of the Securities Act, with respect to its distribution of the Daily Token Allocations.

8.5.3 AppCo covenants and agrees to deliver materials and information necessary for PropCo to obtain all approvals, consents, or qualifications of any Governmental Authority reasonably necessary for the App to comply with applicable law.

8.5.4 AppCo represents and warrants to PropCo that it will, after the date of this Agreement, be solely responsible for compliance with all applicable data collection and privacy laws with respect to any and all User Information.

8.5.5 Any alterations that PropCo makes to the structuring of the Integration that PropCo deems necessary in order to address regulatory considerations that would otherwise restrict or prevent the Integration or the consummation of the transactions contemplated under this Agreement, or that would cause performance to be unduly expensive in light of costs and regulatory burdens on PropCo, the Props Network, or the Platform, shall be deemed to constitute good faith performance under this Agreement.

8.5.6 While AppCo is currently eligible to receive Props Tokens from the Protocol Rewards Engine, AppCo acknowledges that this Agreement does not guarantee any Props rewards to AppCo from the Protocol Rewards Engine. Further, PropCo and AppCo acknowledge and agree that: (i) no money or other consideration is being solicited in connection with any PropCo offering from the Protocol Rewards Engine, and if sent in response, will not be accepted; (ii) no offer to buy Props Tokens can be accepted and no part of any purchase price can be received in connection with any PropCo offering from the Protocol Rewards Engine at any time at which an offering statement is not qualified pursuant to the Securities Act; (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (iv) a person’s indication of interest in participating any PropCo offering from the Protocol Rewards Engine involves no obligation or commitment of any kind.

8.5.7 AppCo represents and warrants to PropCo that it has received, and has had an opportunity to carefully review, the Offering Circular.

8.5.8 PropCo represents and warrants to AppCo that the Offering Circular does not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated in the Offering Circular or necessary to make the statements in the Offering Circular not misleading as of (i) the time the Offering Circular is filed (or, if applicable, qualified) by the SEC and (ii) each date of delivery of Daily Token Allocations by PropCo.

8.5.9 PropCo represents and warrants to AppCo that PropCo will notify AppCo promptly if anything happens that would result in the Offering Circular containing a material misstatement or omission and, subject to the AppCo’s right to reasonably object, will promptly supplement or amend the Offering Circular to correct that misstatement or omission.

8.5.10 PropCo and AppCo agree and acknowledge that this Agreement may be filed as an exhibit in connection with any offering of securities by PropCo, or where otherwise required by any Governmental Authority.

8.6 Future Acquisitions. AppCo agrees that at any time in the future at which AppCo may acquire Props Tokens pursuant to this Agreement, AppCo shall be deemed to have reaffirmed, as of the date of acquisition of the additional Props Tokens, each and every representation and warranty made by AppCo in this Agreement or any other instrument provided by AppCo to PropCo in connection with that acquisition, except to the extent modified in writing executed by both PropCo and AppCo.

9. Indemnification.

9.1 Indemnification of PropCo. AppCo will defend, indemnify, and hold harmless PropCo, its affiliates, and each of their officers, directors, employees, agents, successors, and permitted assigns (each a “PropCo Indemnified Party”) from and against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, and expenses of whatever kind, including reasonable attorneys’ fees (collectively, “Losses”) (including, as incurred, any and all investigative, legal, and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit, or proceeding between any of the PropCo Indemnified Parties and any indemnifying Parties (each, a “PropCo Indemnifying Party” and collectively, the “PropCo Indemnifying Parties”) or between any PropCo Indemnified Party and any third party, or otherwise) incurred by the PropCo Indemnified Party arising out of or resulting from or in connection with any claim, suit, action, or proceeding (each, an “Action”) which occurs as a result of AppCo’s use of Props Tokens, the Props Network, the Platform, or Developer Materials, including without limitation (a) use of the Platform by AppCo or any Authorized User in violation of this Agreement; (b) any content or information uploaded or posted by AppCo or an Authorized User that is related to the App or use or provision thereof; (c) any breach of this Agreement by AppCo or an Authorized User; (d) any untrue statement or alleged untrue statement of a material fact contained in the Props Guidelines or in the Offering Circular, or the omission or alleged omission from either of the foregoing of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case in or from information provided or required to be provided by AppCo specifically for use therein; or (e) AppCo’s breach of Section 7; and AppCo will pay any final judgments awarded or settlements entered into to resolve such claims; provided that PropCo provides AppCo with: (i) prompt written notice of such claim(s); (ii) sole control over the defense and settlement of such claim; and (iii) all necessary information and assistance (at AppCo’s expense) to defend and/or settle such claim. PropCo’s failure to provide any of the foregoing shall limit AppCo’s indemnification obligations solely to the extent such failure impairs or otherwise limits AppCo’s ability to defend the relevant third party claim. PropCo may participate in the defense of a claim asserted hereunder after AppCo has assumed the defense or settlement, provided that PropCo will bear any legal fees and expenses or other costs it incurs in so participating. AppCo shall not settle any indemnifiable third party claim that imposes any cost on PropCo or any limitation on PropCo’s rights hereunder or at law without PropCo’s express prior written consent.

9.2 Indemnification of AppCo. PropCo will defend, indemnify, and hold harmless AppCo, its affiliates, and each of their officers, directors, employees, agents, successors, and permitted assigns (each an “AppCo Indemnified Party”) from and against any and all Losses (including, as incurred, any and all investigative, legal, and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit, or proceeding between any of the AppCo Indemnified Parties and any indemnifying Parties (each, an “AppCo Indemnifying Party” and collectively, the “AppCo Indemnifying Parties”) or between any AppCo Indemnified Party and any third party, or otherwise) incurred by the AppCo Indemnified Party arising out of or resulting from or in connection with any claim, suit, action, or proceeding (each, an “Action”) which occurs as a result of PropCo’s provision of Props Tokens, the Props Network, the Platform, or Developer Materials, including without limitation (a) any breach of this Agreement by PropCo; (b) any untrue statement or alleged untrue statement of a material fact contained in the Offering Circular or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading (except for any untrue statement or alleged untrue statement of a material fact contained in the Props Guidelines or in the Offering Circular, or the omission or alleged omission from either of the foregoing of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case in or from information provided or required to be provided by AppCo specifically for use therein); (c) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to App Users by, or with the approval, of PropCo in connection with an offering of Props Tokens (whether in person or electronically), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (d) PropCo’s breach of Section 7; and PropCo will pay any final judgments awarded or settlements entered into to resolve such claims; provided that AppCo provides PropCo with: (i) prompt written notice of such claim(s); (ii) sole control over the defense and settlement of such claim; and (iii) all necessary information and assistance (at PropCo’s expense) to defend and/or settle such claim. AppCo’s failure to provide any of the foregoing shall limit AppCo’s indemnification obligations solely to the extent such failure impairs or otherwise limits PropCo’s ability to defend the relevant third party claim. AppCo may participate in the defense of a claim asserted hereunder after PropCo has assumed the defense or settlement, provided that AppCo will bear any legal fees and expenses or other costs it incurs in so participating. PropCo shall not settle any indemnifiable third party claim that imposes any cost on AppCo or any limitation on AppCo’s rights hereunder or at law without AppCo’s express prior written consent.

9.3 Limit on Indemnity. Notwithstanding the foregoing, PropCo will have no liability for infringement claims arising from: (i) combination of the Developer Materials, after the date of this Agreement, with the App or other software or products not provided by PropCo, if the infringement would not have occurred but for such combination; or (ii) the modification of the Developer Materials after the date of this Agreement, in whole or in part, by anyone other than PropCo, if the infringement would not have occurred but for such modification.

9.4 Replacement Software. If any portion of the Developer Materials is held, or in PropCo’s reasonable opinion is likely to be held, to infringe or misappropriate a third party’s intellectual property rights, or use of the Developer Materials is otherwise enjoined, then PropCo may at its sole option and expense, within a commercially reasonable period of time: (i) procure for AppCo the right to continue using the Developer Materials; (ii) modify or replace the Developer Materials so that they are non-infringing; or (iii) in the event that neither of the foregoing is reasonably practicable, terminate this Agreement.

9.5 Entire Liability. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, THIS SECTION 9 STATES THE ENTIRE LIABILITY AND OBLIGATION OF THE PROPCO, AND THE SOLE AND EXCLUSIVE REMEDY OF APPCO, WITH RESPECT TO ANY ACTUAL OR ALLEGED INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT BY THE PLATFORM OR DEVELOPER MATERIALS.

10. Contribution.

10.1 Contribution. To the extent the indemnification provided for in Section 9 hereof is unavailable to or insufficient to hold harmless an Indemnified Party (as defined below) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each Indemnifying Party, in lieu of indemnifying such PropCo Indemnified Party or AppCo Indemnified Party (each, an “Indemnified Party” and together, the “Indemnified Parties”) thereunder, shall contribute to the aggregate amount paid or payable by such Indemnified Party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by PropCo, on the one hand, and AppCo, on the other hand, from the offering of the Props Tokens pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the PropCo, on the one hand, and AppCo, on the other hand, in connection with the actions, statements or omissions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of PropCo, on the one hand, and AppCo, on the other hand, shall be determined by reference to, among other things, whether the action, statement or omission relates to actions taken by or information supplied by PropCo, on the one hand, or AppCo, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

10.2. Amount of Contribution. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 9 hereof, all documented and reasonably incurred legal or other fees or expenses of such party in connection with investigating or defending any action or claim. The provisions set forth in Section 9 hereof with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 10 provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 9 hereof for purposes of indemnification. PropCo and AppCo agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 10.

10.3 Non-Exclusive Remedies. The remedies provided for in Section 9 and Section 10 hereof are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

11. Limitations of Liability.

11.1 Warranty Disclaimer. EXCEPT FOR THE EXPRESS WARRANTIES STATED IN SECTION 8, PROPCO DISCLAIMS ALL WARRANTIES, CONDITIONS, OR REPRESENTATIONS (EXPRESS OR IMPLIED, ORAL, OR WRITTEN) WITH RESPECT TO PROPS TOKENS, THE PLATFORM, THE PROPS NETWORK, DEVELOPER MATERIALS, AND PROPCO’S SERVICES, INCLUDING ANY AND ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, NONINTERFERENCE, ACCURACY OF DATA, AND WARRANTIES ARISING FROM A COURSE OF DEALING.

11.2 Limitations of Liability. EXCEPT FOR LIABILITY ARISING FROM BREACH OF SECTION 7.6 (CONFIDENTIALITY), IN FULFILMENT OF OBLIGATIONS UNDER SECTION 9 (INDEMNIFICATION), AND SECTION 10 (CONTRIBUTION), FRAUD, OR INTENTIONAL MISCONDUCT, (A) NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OTHER THIRD PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL, OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION LOST PROFITS, BUSINESS INTERRUPTION, OR LOSS OF INFORMATION, REGARDLESS OF WHETHER SUCH PARTY WAS ADVISED OF THE POSSIBILITY OF ANY OF THE FOREGOING; AND (B) IN NO EVENT SHALL THE TOTAL COLLECTIVE LIABILITY OF EITHER PARTY FOR ALL CLAIMS UNDER OR IN ANY WAY RELATED TO THIS AGREEMENT EXCEED $150,000. NOTWITHSTANDING THE FOREGOING OR ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NOTHING CONTAINED IN THIS AGREEMENT SHALL BE DEEMED TO CONSTITUTE A WAIVER OF PROPCO’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS THEREUNDER, NOR SHALL IT CONSTITUTE A WAIVER BY APPCO OF ANY OF APPCO’S LEGAL RIGHTS UNDER APPLICABLE U.S. FEDERAL SECURITIES LAWS OR ANY OTHER LAWS WHOSE APPLICABILITY IS NOT PERMITTED TO BE CONTRACTUALLY WAIVED.

11.3 Allocation of Risk. The warranty disclaimer and limitations of liability set forth in this Section 11 shall apply irrespective of any failure of essential purpose of any limited remedy. AppCo and PropCo each acknowledge and agree that the limitation of liability provisions of this section reflect an informed, voluntary allocation between them of the risk associated with AppCo’s use of the Platform, the Props Network, Props Tokens, Developer Materials, and PropCo’s Services and, but for these limitations of liability, PropCo would not have made such services and materials available to AppCo under this Agreement.

12. Term.

12.1 Term. This Agreement will commence on the Effective Date and will continue in effect for the period of time that the Offering Circular remains qualified by the SEC, unless terminated sooner by either party in accordance with the provisions of this Agreement.

12.2 Termination for Breach. In the event that either party is in material breach of this Agreement, and the breaching party does not cure such breach within thirty (30) days following written notice of such breach, then the non-breaching party may immediately terminate this Agreement by sending written notice of such termination to the breaching party.

12.3 Termination for Convenience. Either party may terminate this Agreement with or without cause by giving at least sixty (60) days’ prior written notice to the other party.

12.4 Termination for Regulatory Considerations. Either party may terminate this Agreement, effective immediately, if, in the opinion of such party’s legal counsel, acting in good faith, (i) the performance of such party’s obligations under this Agreement would be in violation of any law, rule, regulation, or order applicable to such party and (ii) the failure to comply with such law, rule, regulation, or order would have a material adverse effect on the terminating party.

12.5 Termination for Insolvency. Either party may terminate this Agreement: (a) upon the filing of any voluntary petition by the other party under any bankruptcy Laws; (b) upon the filing of any involuntary petition against the other party under any bankruptcy Laws that is not dismissed within sixty (60) days after filing; (c) upon any appointment of a receiver for all or a substantial portion of the other party’s business or operations; or (d) upon any assignment of all or substantially all the assets of the other party for the benefit of creditors.

12.6 Effect of Termination. Upon termination of this Agreement for any reason, (i) AppCo and any Authorized Users must immediately stop using the Platform and Developer Materials, return or destroy all Developer Materials, and certify such return or destruction in writing, and (ii) AppCo must return to PropCo, within seven (7) days of such termination, all Props Tokens in AppCo’s possession that have not been distributed to App Users.

12.7 Survival. Upon termination of this Agreement, Sections 4.3 (Restrictions), 5.5 (AML/KYC/OFAC Checks and Tax Information), 5.6 (Delivery of Offering Circular), 7 (Proprietary Rights; Licenses), 9 (Indemnification), 10 (Contribution), 11 (Limitations of Liability), 12.6 (Effect of Termination), 12.7 (Survival), and 13 (General) shall survive and remain in effect.

13. General.

13.1 Independent Contractor. In performing under this Agreement, each party is acting as an independent contractor, and in no way are the parties to be construed as partners, joint venturers, fiduciaries, or agents of one another in any respect.

13.2 Force Majeure. Neither party shall be in default under this Agreement for failing to perform any obligation hereunder, other than the payment of amounts due, if such failure is caused solely by supervening conditions beyond the parties’ respective control, including without limitation acts of God, civil commotion, strikes, terrorism, earthquake, flood, failure of third party networking equipment, failure of the public internet, power outages, labor disputes, or governmental demands or restrictions.

13.3 Assignment and Subcontracting. Either party may assign this Agreement in connection with a merger, acquisition, or sale of all or substantially all of its assets related hereto. Except as expressly stated in this Section 13.3, neither party may assign its rights or obligations under this Agreement without obtaining the other party’s prior written consent. Any assignment in contravention of this subsection shall be void.

13.4 Regulatory. Subject to Section 8.5.2, neither PropCo nor AppCo shall be liable or responsible to the other, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any terms of this Agreement, when and to the extent such failure or delay is caused by or results from the application of any law or regulation, a change in any law or regulation or any action by any: (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self-regulatory authority, instrumentality, official, organization, unit, body, or entity, and any court or other tribunal), based on a reasonable determination by PropCo or AppCo that any such law or regulation applies.

13.5 Disclosure. Each party consents to the reasonable or required disclosure of information regarding this Agreement and the relationship of the Parties contemplated hereunder in any filings or submissions to the SEC, including any such filings or submissions relating to an offering pursuant to Regulation A under the Securities Act, or periodic and other reports required to be filed by either party with the SEC.

13.6 Governing Law; Arbitration. This Agreement shall be governed by the laws of the state of New York (excluding any rule or principle that would refer to and apply the substantive law of another state or jurisdiction). Except for any claims for equitable relief under Section 13.7, any and all disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect on the date of this Agreement by a single arbitrator appointed in accordance with said rules. The place of arbitration shall be New York, New York, U.S.A. The arbitration shall be conducted in the English language. The determination of the arbitrator shall be final and binding upon the parties to the arbitration. Judgment upon any award rendered by the arbitrator may be entered in any court of competent jurisdiction. All costs incurred in connection with such arbitration, including reasonable attorneys’ fees, shall be borne by the party which incurs the costs, except the fees of conducting the arbitration itself which shall be borne equally by the parties.

13.7 Equitable Relief. PropCo and AppCo each acknowledge that any material breach of its obligations related to maintaining confidentiality would cause the other party irreparable harm for which it has no adequate remedies at law. Accordingly, PropCo and AppCo each agree that the other party is entitled to specific performance or injunctive relief for any such breach, without posting a bond or proving actual damages, and without prejudice to any other remedies that may be available to the party seeking such equitable relief. Notwithstanding the requirement for arbitration under Section 13.6, the parties agree that any claim or cause of action for equitable relief under or relating to this Agreement shall be brought in the state or federal courts located in New York, New York, United States and the parties agree to submit to the exclusive personal jurisdiction of such courts.

13.8 Notice. Any notice required or permitted under the terms of this Agreement or required by law must be in writing and must be: (a) delivered in person, (b) sent by overnight air courier with some sort of tracking mechanism, in each case properly posted and fully prepaid to the appropriate address as set forth below, or (c) sent by email. Either party may change its address for notices by notice to the other party given in accordance with this Section 10.6. Notices will be deemed given at the time of actual delivery in person, one day after delivery to an overnight air courier service, or at the time the email is sent.

If to PropCo, addressed as follows:

YouNow, Inc.

161 Bowery

New York, New York 10002

Attn: Adi Sideman

Email: adi@propsproject.com

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

Attn: Richard Baumann, Esq.

Email: rbaumann@egsllp.com

If to AppCo, addressed as follows:

YouNow Media, LLC

875 3rd Avenue – 9th Floor

New York, New York 10022

Attn: Adam Greene, Esq.

Email: AJG@robinsonbrog.com

with a copy (which shall not constitute notice) to:

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 3rd Avenue – 9th Floor

New York, New York 10022

Attn: Adam Greene, Esq.

Email: AJG@robinsonbrog.com

13.9 Mitigation. Each party must mitigate the impact of any damage arising out of or related to this Agreement.

13.10 No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective permitted successors and permitted assigns, and in respect of Sections 9 and 10, Indemnified Parties, and nothing herein, express or implied, is intended to or will confer on any other person (including, without limitation, any App User) any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

13.11 Entire Agreement. This Agreement, including the exhibits attached hereto, constitutes the entire agreement between the parties regarding the subject matter stated herein, and supersedes all previous communications, representations, understandings, and agreements, either oral, electronic, or written.

13.12 Headings. Headings herein are for convenience of reference only and shall in no way affect interpretation of this Agreement. The term “including” means “including without limitation”.

13.13 Amendments. Any amendments to this Agreement shall be valid only if in writing and signed by both parties, explicitly referencing this Agreement and stating that the writing is an amendment to this Agreement.

13.14 Severability. If any provision of this Agreement, or the application of any provision of this Agreement, shall for any reason and to any extent be determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, a valid provision that most closely matches the intent of the original shall be substituted and the remaining provisions of this Agreement shall be interpreted so as best to reasonably effect its original intent.

13.15 No Waiver. No delay or omission by a party to exercise any right or power occurring upon any breach or default by the other party with respect to any of the terms of this Agreement shall impair any such right or power or be construed to be a waiver thereof.

13.16 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement or any amendment thereto delivered by facsimile, email, or other means of electronic transmission (to which a signed PDF copy is attached) will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereby enter into this Agreement as of the Effective Date.

YouNow Media, LLC (AppCo)		YouNow, Inc. (PropCo)

Name: David Pachter		Name: Adi Sideman
Title: Chairman		Title: CEO

Signature:	/s/ David Pachter	Signature:	/s/ Adi Sideman
Date: 02/26/2020		Date: 02/26/2020

Address for Notice:		Address for Notice:
875 3rd Avenue – 9th Floor		161 Bowery
New York, New York 10022		New York, New York 10002
Attn: Adam Greene, Esq.		Attn: Adi Sideman
Email: AJG@robinsonbrog.com		Email: adi@propsproject.com

EXHIBIT A

Statement of Work

I. PROPCO’S DELIVERABLES

PropCo agrees to:

•	Continue to provide AppCo with Props software that it can deploy or use to enable distribution of Props Tokens to App Users;

•	Provide AppCo with easy Integration into mobile wallet suitable for holding crypto tokens;

•	Guide AppCo on how to maintain the Integration of the App into the Props Tokens network’s Protocol Rewards Engine; and

II. INTEGRATION

AppCo agrees to:

•	Continue to distribute Props to App Users at its own discretion, and enable them to use it, in accordance with the Token Guidelines.

•	Collaborate with PropCo on joint app/ Props related marketing efforts, but take responsibility for the final execution of marketing communications to App Users (and token holders).

•	Refine Props Guidelines for App Users to earn Props for specific activities, as needed.

EXHIBIT B

AML/KYC/OFAC Checks

- Full name

- Date of birth

- Physical address

- Email address

- Copy of photo ID (driver license or passport)

- Selfie (photo) to match against photo ID

EXHIBIT C

Tax Documentation requirements

- AML/KYC/OFAC Checks (No need to ask users for it again if its already aquired)

- End user to specify if they are US resident (Yes / No)

- SSN

- Signature

EXHIBIT D:

Props Trademarks

Props PROPS Props PBC

Props Foundation

Exhibit E:

AppCo Trademarks

YouNow Inc

YouNow

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